China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province
China 475002

February 10, 2009

By EDGAR Transmission and by Hand Delivery
Edward M. Kelly, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          China Valves Technology, Inc.
Pre-effective Amendment 2 to Registration Statement on Form S-1
Filed January 21, 2009
File No. 333-154159
Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
Subsequent Exchange Act Reports
File No. 0-28481

Dear Mr. Kelly:

On behalf of China Valves Technology, Inc. (“China Valves” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 3, 2009, providing the Staff’s comments with respect to the above referenced Amendment 2 to our Registration Statement on Form S-1.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

1.
We have reviewed your response to prior comment 3. We note your disclosure on pages 25 and 27 that sales increased accordingly with the increase in average exchange rates from period to period and expenses increased by a somewhat lower amount. Please quantify the impact that foreign currency translations had on your revenues and expenses for each period presented.

China Valves Response:   We have revised the disclosures to quantify the effect on revenues and operating expenses of changes in exchange rates during the nine months ended September 30, 2008 and the year ended December 31, 2007.

Sales Revenue, pages 23 and 26

2.
We have reviewed your response to prior comment 5. Your disclosure on page 26 that sales volume was 11,351 tonnes for 2007 compared with 8,096 tonnes in 2007. We assume the sales volume of 8,096 tonnes was actually achieved in 2006. Please revise accordingly.

China Valves Response:  The typographical error has been corrected.

3.
We have reviewed your response to prior comment 6. You disclose that revenues from Butterfly valves, Gate valves, Ball valves, and Vent valves constitute approximately 80.1% of your total revenues for the nine months ended September 30, 2008 and 85.8% of your total revenues for the year ended December 31, 2007. Based on the tables presented on page 23, it appears that the appropriate percentages are actually 66.7% of total revenues for the nine months ended September 30, 2008 and 67.6% of total revenues for the year ended December 31, 2007. Please advise or revise.

China Valves Response:   The percentages have been corrected.

Financial Statements for the Period Ended September 30, 2008

Note 1 – Organization, page F-5

4.	We have reviewed your response to prior comment 20 and have the following additional comments:

•
As previously requested, notwithstanding there was no consideration exchanged for this transaction, address the fact that Henan Tonghai was indirectly 100% owned by Mr. Li and the operating subsidiaries were owned by Mr. Fang and the original owners at the date of acquisition. With reference to the authoritative literature you relied upon, demonstrate how you reached the conclusion that purchase accounting for this transaction is not required.

•
We note that Mr. Fang will not obtain the right and option to re-acquire the shares until all four conditions as set forth in the earn-in agreement are met. We further note that the remaining condition that has not yet been met is the declaration of effectiveness of your registration statement, which is not in your control. Your response indicates that the transfer of shares from Mr. Fang to Mr. Li is an integral and inseparable part of the re-organization. It is unclear why this would impact whether the earn-in agreement represents compensation cost to the company. As previously requested, please provide us a comprehensive analysis that specifically references SFAS 123(R) which addresses why the earn-in agreement is not a share-based payment plan such that compensation should be recognized. If after reviewing SFAS 123(R) you determine that compensation should be recognized related to the earn-in agreement, please provide us your analysis as to how you determined the amount of compensation to recognize.

China Valves Response:  As discussed in the registration statement and in our previous responses, the 2008 re-organization transactions and the Earn-In Agreement were undertaken solely for the purpose of modifying the manner in which the operating subsidiaries were acquired by the Company from Mr. Siping Fang.  Mr. Bin Li is Mr. Fang’s cousin and participated in the transactions only because of that relationship.  When these transactions are fully complete, the ownership of the operating subsidiaries and the ownership of the shares in the Company that are the subject of the Earn-In Agreement will be no different than before these transactions occurred.  As discussed previously, no significant consideration was exchanged as part of these transactions and Mr. Li was not at risk during these transactions.  Accordingly, we do not believe that any accounting recognition should be given to these transactions.

We acknowledge that, if viewed in isolation, the acquisition of the operating subsidiaries by Henan Tonghai would require the application of purchase accounting.  If Henan Tonghai were to apply purchase accounting to its acquisition of the operating subsidiaries, a bargain purchase would result.  Because the subsequent re-acquisition of the operating subsidiaries by the Company was a transaction between entities under common control, Henan Tonghai’s basis would be carried forward, resulting in the Company carrying the operating subsidiaries at the bargain purchase values.   We believe that this outcome is inconsistent with the substance of the transactions - a change in basis would result from a series of interrelated  transactions designed to comply with the PRC regulations in which no new capital was introduced or removed and for which the counterparty was not at risk.  The transactions that were undertaken (including the Earn-In Agreement) were a series of integrated transactions and we believe they should be viewed as such. We do not believe that it would be appropriate to obtain (or be required to reflect) a change in basis as a result of this series of co-ordinated transactions, the ultimate outcome of which is to return the ownership of the operating subsidiaries and the shares to the same ownership that existed prior to the transactions.  We recognize that this situation may not be directly addressed in the literature.  However, we believe that our accounting for this re-organization and the Earn-In Agreement appropriately reflects the substance of this series of transactions.

In relation to the Earn-In Agreement, FAS 123(R), paragraph 11 provides that ”Share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Statement unless the transfer is clearly for a purpose other than compensation for services to the reporting entity.”

As previously explained, the transfer of the shares to Mr. Li and their subsequent return to Mr. Fang under the Earn-In Agreement is an integral part of the re-organization of the transactions by which Mr. Fang originally contributed his interest in the operating subsidiaries in exchange for shares of the Company.  As provided for in paragraph 11 of FAS 123(R), this transfer is for a purpose other than compensation for services to the Company.  In regard to the conditions associated with the Earn-In Agreement, we acknowledge that the declaration of the effectiveness of the registration statement is outside of our control.  However, both at inception of the transactions and currently, we believe that there is a reasonable expectation that effectiveness will be achieved.  If the parties to the Earn-In Agreement determine at some point that this condition will not be achieved, it is our understanding that they would be willing to amend the Earn-In Agreement to eliminate this condition.

Note 12 – Related Party Transactions, page F-24

5.	We have reviewed your response to prior comment 21 and have the following additional comments:

•
It is not clear how you will account for (i) the transfer of the land use right, (ii) the lease agreement, and (iii) the leaseback agreement. Please clearly identify the terms of each agreement and the impact such agreement will have on your financial statements. Identify the authoritative literature that you relied on.

China Valves Response:   When the Company acquires the Land Use Rights, it will account for them as intangible assets, and amortize them on a straight-line basis over their estimated useful life.

The lease agreement continues until such time as the Company acquires the Land Use Rights and related premises, at an annual rental of $450,000.  The leaseback (which covers a portion of the land and premises) starts on the date title is transferred to the Company and extends for one year, at a rental of $80,000.  The leaseback provides for it to be extended by mutual agreement of the parties. The discussion on page F-24 has been expanded to reflect this.

•
We note that you have excluded the contingently issuable shares from your calculation of earnings per share. Please tell us what consideration you gave to including these shares within your diluted earnings per share calculation. See paragraphs 30 to 34 of SFAS 128.

China Valves Response:   FAS 128, paragraph 34 provides that the contingent shares should be included in the computation of diluted EPS based on the assumption that the current status of the condition (in this case, transfer of the land use rights, which has not yet occurred) will remain unchanged until the end of the contingency period.  Accordingly, the contingent shares are excluded from the computation of diluted EPS.

•
Please expand your disclosures on page F-26 to further discuss why you believe that it is appropriate to value the 5,500,000 shares of common stock at the price paid by certain accredited investors under the securities purchase agreement instead of valuing the shares at the fair market value of $5.00 per share. In doing so, please address the fair value of the land use right that you obtained.

China Valves Response:   The agreement for the transfer of the land use rights was negotiated and consummated at the same time as our private placement. The price to be paid by the investors in that private placement and our (and the investors) assessment of the value of the land use rights were an integral part of the determination of the 5,500,000 shares to be issued.  At the private placement value of $1.788 per share, the land use rights and premises are valued at $9,834,000.  The combined annual lease/leaseback rentals of $530,000 represent a 5.4% yield on this valuation.   The discussion on page F-24 has been expanded to reflect this.

The sellers obtained an appraisal, which they provided to us, which purported to value the land use rights at RMB 133,342,000 ($19,507,935) and the buildings at RMB 40,918,500 ($5,986,375), an aggregate of $25,494,310.  We considered this valuation to be excessive, based on the Company’s knowledge of the local area and, more particularly, based on publically available evidence of land use values in the area, which would suggest that the value was approximately one-half of that amount.  The acquisition of the land use rights was negotiated contemporaneously with the negotiation of our private placement and the number of shares that we were prepared to offer for the land use rights was intended to be consistent with the price per share that we would receive in the private placement.  We acknowledge that the quoted market price of our common stock would support a valuation similar to the appraisal obtained by the sellers.  However, as noted previously, our stock is very thinly traded; the last trade prior to this agreement on August 26, 2008 was a trade for 175 shares (at $5.00) on July 17, 2008.  Prior to that, the previous trades were on June 11 and 12, 2008, each for 325 shares at $3.50.  Based on this, we do not believe that our market price is a sufficiently reliable indicator of fair value to be used to value the land use rights and that the cash price obtained in the private placement is a better indicator of the fair value of our common stock, and one which we believe results in a valuation that is consistent with our assessment of the value of the assets being acquired.

Note 13 – Shareholders’ Equity, page F-25

6.
We have reviewed your response to prior comment 21. As previously requested, please address the fact that Bin Li has appeared to commit to release the same 25,100,064 shares to Mr. Fang by the earn-in agreement and the investors by the make good escrow arrangement. Please clarify in Note 13 what you mean by “we acknowledge that, in the event that shares are required to be released from escrow, appropriate accounting would need to be imputed by the Company.”

China Valves Response:   We acknowledge that Mr. Bin Li has committed to release the same 25,100,064 shares under both the Earn-In Agreement and the Escrow Agreement.  As a result, Mr. Siping Fang’s option to re-acquire the shares under the Earn-In Agreement is deferred until such time as the shares are released from escrow.   In effect, Mr. Li is a surrogate for Mr. Fang in this arrangement.

We have amended Note 13 to clarify that, if shares are released from escrow to the investors, they will be recorded as a contribution to capital and a corresponding equity issuance to the investors.

Financial Statements for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page F-33

7.
We have reviewed your response to prior comment 29. It is not clear how your response reconciles the changes in accounts receivable – trade, other receivables, prepaid expenses, accrued liabilities, and other payables as reflected on the statement of cash flows to the amounts reported on the balance sheet for the year ended December 31, 2007 as well as the nine months ended September 30, 2008. In this regard, we note that the amounts presented in your response do not agree to the changes reflected in your statement of cash flows. Please revise to provide us a clear reconciliation as previously requested. Please also quantify the error you found due to reclassifications on the balance sheet which were not reflected in the statements of cash flows and address the need to provide the disclosures required by SFAS 154.

China Valves Response:  The reconciliation shows the Renminbi balances of each line item as of September 30, 2008 and 2007 and as of December 31, 2007 and 2006.  The change in each of those balances for each period is then converted at the average rate for the period, to determine the change to be reflected in U.S. dollars in the applicable cash flow statement.  Similarly, the Renminbi balances are translated at the applicable period end rate to determine the amount to be reflected in the U.S. dollar balance sheet as of the reporting date.  We have checked the reconciliation and believe that the U.S. dollar amounts in the reconciliation match the corresponding amounts in the statements of cash flows and the balance sheets.

We have revised the disclosures under the caption “Reclassifications” in Note 2 to disclose the effect of the changes made to the Statement of Cash Flows.

Note 1 – Organization, page F-34

8.	We have reviewed your response to prior comment 30 and we have the following comments:

•
As previously requested, you must (i) identify all the owners of each entity involved in the reorganization, including China Valves Samoa, (ii) quantify their respective ownership percentages, both before and after the reorganization; and (iii) provide your analysis of the appropriateness of your accounting with reference to EITF 02-5.

China Valves Response:  We have revised the disclosure on page F-34 to identify the owners both before and after the re-organization, as shown below.   We have also clarified that the purpose of this re-organization was to provide a common ownership structure for the operating subsidiaries (Henan Kaifeng High Pressure Valve Co. Ltd. and Zhengzhou City ZhengDie Valve Co.) prior to a reverse merger transaction.

The owners of the operating subsidiaries and of China Valves, and their respective interests, before and after the reorganization were as follows:

Before re-organization:
	Kaifeng High Pressure	Zhengdie Valve
Siping Fang	67%	84%
Xiuying Wei	33%
Binjie Fang		16%
	100%	100%
After re-organization:
	China Valve Samoa
Siping Fang	100%
Xiuying Wei	-
Binjie Fang	-
	100%

Ms. Xiuying Wei is the spouse of Mr. Siping Fang and Mr. Binjie Fang is the son of Mr. Siping Fang.  As part of the re-organization, the parties agreed that ownership of China Valves Samoa would be held by Mr. Siping Fang.  Mr. Siping Fang controlled the operating subsidiaries both before and after the re-organization. In accordance with EITF Issue 02-5, paragraph b(1), the family members are considered to be part of the same control group and the transfer of the interests of Mr. Siping Fang’s spouse and son was a matter of convenience, for which no consideration was exchanged.

•
You indicate that Mr. Fang held a controlling interest in both China Valves Samoa and the operating subsidiaries both before and after their reorganization. Please note that this does not eliminate the need to apply purchase accounting for the acquisition of the noncontrolling interests in the operating subsidiaries.

China Valves Response:   As indicated in the above tables, the same shareholder group who owned the operating subsidiaries before the re-organization also owned the operating subsidiaries (via China Valve Samoa) after the re-organization.  Their interests were merely combined and no new interests were added or removed.  Mr. Siping Fang held a controlling interest both before and after the re-organization.

•	Also, as previously requested, please clearly disclose the nature and business purpose of the acquisitions of Henan Kaifeng High Pressure Valve Co. Ltd. and Zhengzhou City ZhengDie Valve Co.

China Valves Response:   The purpose of the acquisitions/re-organization was to facilitate a reverse merger of the operating subsidiaries with a U.S. public shell.

Note 9 – Income Taxes, page F-46

9.
We note your response to prior comment 33. Please expand your disclosures to provide this clarifying information. We assume also that, based on your response, there were no items which were “non-assessable or disallowed.” If so, please expand your disclosures to clarify this fact as well.

China Valves Response:   As requested, the disclosures in Note 9 on page F-46 have been expanded to provide the clarifying information.  We confirm that there were no items that were "non-assessable or disallowed" and the disclosures have been modified to reflect that.

Exhibit 5.1

10.
The opinion in the third paragraph that the issued and outstanding shares of common stock “will be” legally and validly issued, fully paid, and nonassessable is inappropriate. Since these shares are outstanding, counsel must opine that these shares “are” legally and validly issued, fully paid, and nonassessable. Please revise.

China Valves Response:   Counsel has revised the opinion to state that the issued and outstanding shares of common stock are legally and validly issued, fully paid, and nonassessable.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (011) 86 378-2925211 or Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Valves Technology, Inc.

By:/s/ Siping Fang
Siping Fang
Chief Executive Officer